Brian C. Poole

Vice President & Senior Counsel

State Street

4 Copley Place CPH 0326

Boston, MA 02116

617-662-1749

617-662-3805 (fax)

bcpoole@statestreet.com

Via EDGAR Correspondence

December 10, 2012

Mr. Chad Esklidsen

Division of Investment Management

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Nomura Partners Funds, Inc. (“Registrant”), SEC File No. 033-13863 and 811-001090, Post-Effective Amendment No. 45 to the Registrant’s Registration Statement on Form N-1A (“Amendment No. 45”)

Dear Mr. Esklidsen:

I am writing in response to comments (“Comments”) you provided telephonically to myself, David James, Esq., and Tim Curtin on Wednesday, November 14, 2012, with respect to Amendment No. 45. The Amendment was filed with the Securities and Exchange Commission (the “Commission”) on September 26, 2012, and included the prospectus (the “Prospectus”) and statement of additional information (the “SAI”) for High Yield Fund (the “Fund”), a new series of the Registrant. We have discussed the Commission staff’s comments with representatives of the Registrant and its service providers. Post-Effective Amendment No. 46 to the registration statement on Form N-1A (“Amendment No. 46”) is being filed in order to incorporate disclosure addressing the staff’s Comments and to make certain non-material revisions.

On behalf of the Registrant, we have set out below the Commission’s comments on each of the above named documents along with our responses. All page references in the Comments are to Amendment No. 45. Unless otherwise indicated, defined terms used herein have the meaning set forth in the Prospectus contained within Amendment No. 46.

Prospectus

1.	Summary: Shareholder Fees

“*         There is a contingent deferred sales charge on Class C shares if you redeem within 12 months of purchase.” (footnote to table)

Comment: Please remove the footnote, which is not permitted by Item 3 of Form N-1A.

Response: The Registrant has removed the disclosure as requested.

2.	Summary: Shareholder Fees

“If your shares are held in a direct account or in an account held by a financial adviser or platform where the Fund pays shareholder servicing fees to the financial intermediary and the value of your account is below $1,000, the Fund may charge an account held by a financial adviser or platform where the Fund pays shareholder servicing fees to the financial intermediary and the value of your account is below $1,000, the Fund may charge you a fee of $20.00 per account that is determined and assessed annually.” (footnote to table)

Comment: Please move the footnote, which is not permitted to be included in the summary section by Item 3 of Form N-1A, to another section of the prospectus.

Response: The Registrant has moved the disclosure to the “How to Purchase, Exchange and Redeem Shares” section of the prospectus.

3.	Summary: Annual Fund Operating Expenses

“**** The Fund’s advisor, Nomura Asset Management U.S.A Inc. (“NAM USA”), has contractually agreed to waive its management fee and, if necessary, to reimburse the Fund so that total operating expenses of the Fund are limited to 0.85% (excluding distribution and service (12b-1) fees, interest expense and certain other expenses) until [January 28, 2015].

Amounts waived or reimbursed in a particular fiscal year may be recaptured by NAM USA within three years of the waiver or reimbursement to the extent that recoupment will not cause the Fund’s expenses to exceed any expense limitation in place at that time.”

Comment: Please disclose in the footnote who, and under what circumstances, may terminate the Fund’s expense waiver.

Response: The terms of the Fund’s expense waivers are set forth in the Fee/Waiver Expense Reimbursement Agreement, which is filed as an exhibit to the Registration Statement. Additionally, the Registrant will add the following disclosure to the footnote cited above to comply with the Commission’s request:

“The arrangement may not be terminated prior to January 28, 2015 except by action of the Board of Directors of the Corporation.”

4.	Summary: Annual Fund Operating Expenses

“Amounts waived or reimbursed in a particular fiscal year may be recaptured by NAM USA within three years of the waiver or reimbursement to the extent that recoupment will not cause the Fund’s expenses to exceed any expense limitation in place at that time.”

Comment: Please modify the footnote language to clarify that waived expenses may be recouped by NAM USA pursuant to the expense limitation that was in place when expenses were waived.

Response: The Registrant has modified the disclosure as follows (new language underlined, deleted language struck through):

“Amounts waived or reimbursed in a particular fiscal year may be recaptured by NAM USA within three years of the waiver or reimbursement to the extent that recoupment will not cause the Fund’s expenses to exceed any expense limitation in place at ~~that~~ the time those expenses were waived.”

5.	Summary: Annual Fund Operating Expenses

Comment: Please combine the two paragraphs of the second footnote to the Annual Fund Operating Expenses table into a single paragraph.

Response: The Registrant has made the requested change.

6.	Summary: Expense Examples

Comment: Please provide the Commission with Expense Example information once available prior to filing the definitive registration statement.

Response: The Registrant provided the information to the Commission in advance of filing as requested.

7.	Summary: Principal Investment Strategies

“Under normal circumstances, the Fund will invest at least 80% of its assets in a diversified portfolio of U.S. dollar-denominated high yield securities ….”

Comment: The Commission believes that the 80% test should be in high yield bonds, not in “U.S. dollar-denominated high yield securities” as currently stated.

Response: The Registrant has modified the disclosure as follows (new language underlined, deleted language struck through):

Principal Investment Strategies

Under normal circumstances, the Fund will invest at least 80% of its assets in a ~~diversified~~ portfolio of ~~U.S. dollar-denominated~~ high yield ~~securities~~bonds rated below investment grade by Moody’s Investors Services Inc. (“Moody’s”), Standard & Poor’s Rating Services (“S&P”), or Fitch, Inc. (“Fitch”), or, if unrated, determined to be of comparable quality by Nomura Corporate Research and Asset Management Inc. (“NCRAM”).

~~NCRAM can invest~~ The Fund ~~in a wide range of U.S. dollar-denominated~~defines high yield ~~securities, including corporate bonds, convertible~~bonds to include the following (provided they are unrated or rated below investment-grade): bank loans; payment-in-kind securities~~, preferred~~; deferred payment securities~~,~~; fixed, variable and floating rate obligations; asset-backed securities ~~and bank loans~~; convertible bonds; zero-coupon bonds; and debt obligations. The Fund may ~~also~~ invest ~~in zero-coupon securities, pay-in-kind securities and deferred payment securities. These high yield securities may be fixed, variable or floating rate. The Fund may invest in distressed securities. The Fund may invest~~ in new issuances of ~~debt.~~ high yield bonds. The Fund may invest in distressed high yield bonds.

These modifications have been made throughout the Prospectus and to the “Investment Restrictions” section of the SAI.

8.	Summary: Principal Investment Strategies

Comment: The Commission requests that the Registrant disclose the Fund’s strategy with respect to the maturity of its fixed income investments.

Response: NCRAM does not intend to consider maturity of fixed income investments in selecting securities for the Fund’s portfolio. The Registrant has added the following disclosure to the “Principal Investment Strategies” section:

“Maturity is not a consideration in selection of the Fund’s investments.”

9.	Summary: Principal Investment Risks

Comment: The Commission requests that, if the Registrant’s investments in equity securities will include significant investment in small or mid cap securities that the Registrant disclose risks associated with investment in small cap and mid cap equity securities.

Response: The Registrant confirms that the Fund will not invest to a significant degree in equity securities.

10.	Summary: Portfolio Managers

Comment: The Commission requests that the Registrant remove the column “Service with the Fund” from the table, as such information is not required or permitted by Item 5(b) of Form N-1A.

Response: The Registrant has removed the language as requested.

11.	Summary: Tax Information

Comment: The Commission requests that the Registrant add disclosure to state that shareholders who are able to defer taxation of dividends and capital gains through holding Fund shares in a tax-deferred arrangement will be subject to state and federal taxation at a later date.

Response: The Registrant has added the following disclosure to the “Tax Information” section:

“, such as a tax-advantaged retirement account (in which case you may be taxed later on, upon withdrawal of your investment from such account).”

12.	Principal Investment Strategies

“With the exception of forward currency contracts it is not the current intension of NCRAM to engage in derivative transactions, however, this intension may change in the future.”

Comment: The Commission requests that, if the Fund intends to invest in forward currency contracts, that the Registrant add forward currency contract disclosure to the Fund’s summary section as a principal strategy.

Response: NCRAM does not intend to invest in foreign currency contracts to a degree suggested by prospectus disclosure. The Registrant has deleted the introductory phrase:

“~~With the exception of forward currency contracts~~ It is not the current intension of NCRAM to engage in derivative transactions, however, this intension may change in the future.”

13.	Principal Investment Risks

Comment: The Commission notes that certain disclosures (e.g. Borrowing Risk, Valuation Risk) made within this section are not included within the Fund’s summary section. The Commission requests that risks that are not principal risks of the Fund be removed to a section that discloses additional risks associated with the Fund’s investment operations.

Response: The Registrant has migrated risks deemed not to be principal investment risks to the section “Additional Information on Investment Strategies and Risks.”

14.	Principal Investment Risks

Comment: The Commission requests that the Registrant confirm that if the Fund’s investments in money market funds, exchange traded funds and other commingled investments, as disclosed, will exceed 0.01% of the Fund’s average net assets, that the Fund report such expenses in the Annual Fund Operating Expenses Table in the Fund‘s summary section as a separate line under “Other Expenses.”

Response: The Registrant will disclose Acquired Fund Fees and Expenses in the Fee Table as required by Item 3 of Form N-1A in the event that the Fund’s investments exceed the stated threshold. NCRAM has advised the Registrant that it does not anticipate that the Fund’s investments will exceed this threshold during the first year of operations.

15.	Management of the Fund: The Investment Advisor

Comment: The Commission requests that the Registrant include the statement required by Item 10(a)(iii) that a discussion of board considerations in the approval of the Fund’s advisory contract is or will be included in the Fund’s report to shareholders.

Response: The Registrant has added the required disclosure.

16.	Management of the Fund: Investment Advisory Compensation

Comment: The Commission reminds the Registrant that a description of the circumstances according to which fees waived by NAM USA may be recouped be included and to confirm that such description is consistent with similar disclosures to be added to the Fund’s summary section.

Response: The Registrant has added disclosures describing terms of recoupment of waived fees as requested, consistent with similar disclosures to be made within the Fund’s summary section.

17.	Management of the Fund (Portfolio Managers Chart)

Comment: With respect to biographical information for each of the portfolio managers being disclosed, the Commission requests that information in excess of that required by Item 10(a)(2) be removed.

Response: The Registrant has amended the portfolio manager biographies to remove extraneous disclosures as requested.

18.	Management of the Fund: Prior Performance for Similar Accounts

“The performance information shown below is a composite of prior performance of certain [emphasis added] discretionary accounts (“NCRAM High Yield Composite” or “Composite”) managed by NCRAM The Composite has an investment objective, policies and restrictions that NAM USA believes are substantially similar to those of the Fund, and it has been managed in substantially the same way that the Fund is to be managed by NCRAM.”

Comment: The Commission requests that the Registrant amend the disclosure to read “all similar discretionary accounts.”

Response: The Registrant has made the requested change.

19.	Management of the Fund: Prior Performance for Similar Accounts

Comment: The Commission reminds the Registrant that operating expenses must include the effect of all fees disclosed in the “Shareholder Fees” and “Annual Fund Operating Expenses” tables, including sales charges, and requests that the Registrant confirm that all relevant fees are reflected in the prior performance information presented.

Response: The Registrant confirms that all relevant fees are reflected in the prior performance information presented.

20.	Management of the Fund: Prior Performance for Similar Accounts

Comment: The Commission requests that gross performance of the composite be moved below net performance (i.e. performance net of share class expenses) within the chart.

Response: The registrant has made the requested change.

21.	Management of the Fund: Prior Performance for Similar Accounts

“The Composite was created on September 1, 2008 but the Composite inception dates to October 1, 1991.”

Comment: The Commission requests an explanation as to why the information in the above footnote to the prior performance table references creation of the Composite on September 1, 2008, but references that the Composite’s inception dates to October 1, 1991.

Response: The Registrant makes reference to the CFA Institute’s guidance as set forth in “GIPS Global Investment Performance Standards: Guidance Statement on Composite Definition” (issued 28 September 2010, effective 1 January 2011 (the “Statement”). Expressly, the Registrant refers to the statement on page four of the Statement:

“Composite Creation Date

Firms must disclose the creation date of the composite, which is the date when the firm first groups one or more portfolios to create a composite. The composite creation date is not necessarily the same as the composite inception date (the initial date of the composite’s performance record).”

The Registrant believes that the description of the creation and inception dates as cited below is compliant with SEC guidance on the subject:

“The Composite was created on May 1, 1995 but the Composite inception dates to October 1, 1991.”

22.	Management of the Fund: Prior Performance for Similar Accounts

“The Composite excludes single-manager retail mutual funds with daily liquidity, which would otherwise be similar to the accounts included in the Composite.”

Comment: The Commission requests that the Registrant explain why excluding from the Composite “single-manager retail mutual funds with daily liquidity” as disclosed in the footnote to the annual total returns table for the Composite does not make the disclosure misleading.

Response: The composite that was included in the initial filing is the manager’s institutional high yield composite; this composite excludes retail funds with daily liquidity. This composite was used in error.

The prospectus has been revised to include the performance returns of the appropriate composite. This revised composite includes returns of daily liquidity funds managed by NCRAM.

23.	Management of the Fund: Prior Performance for Similar Accounts

“The Bank of America Merrill Lynch U.S. High Yield Master II Constrained Index (HUC0) tracks the performance of below investment grade U.S. dollar-denominated corporate bonds publicly issued in the U.S. domestic market.… The index is re-balanced on the last calendar day of the month, based on information available up to and including the third business day before the last business day of the month. Issues that meet the qualifying criteria are included in the index for the following month. Issues that no longer meet the criteria during the course of the month remain in the index until the next month-end re-balancing at which point they are dropped from the index. The inception date of the index is December 31, 1996. “

Comment: The Commission requests an explanation for the use of a blended index, since a single index should be used for the entire performance period shown.

Response: The sub-adviser changed its composite index on January 1, 2006 from the Merrill Lynch High Yield Master Cash Pay Index (J0A0) to the Merrill Lynch US High Yield 2% Constrained Index (HUC0). The reason for the change was to limit the impact of large fallen angel issuers (originally issued investment grade debt downgraded into high yield) on the index. In 2005 alone, the sub-adviser witnessed $83.2bln in par amount GM, GMAC, Ford, and Ford Motor Credit debt downgraded into the high yield market. At the time, these issuers comprised about 12% (on a market value basis) of the unconstrained Merrill Lynch High Yield Master Cash Pay Index. As a result, the sub-adviser made the strategic decision that an issuer constrained index such as the BofA Merrill Lynch US High Yield 2% Constrained Index best reflected its investment philosophy and portfolio construction process, as it generally does not take positions that are greater than 2.0% of any given issuer, and its maximum issuer exposure is capped at 3.0%.

24.	Description of Share Classes: Class C Shares

“* a 1% CDSC for redemptions made within twelve months of investing, and no CDSC thereafter” (bulleted disclosure)

Comment: The Commission requests that conforming disclosure be added to the Shareholder Fees table within the Fund’s summary section.

Response: The Registrant has added disclosure to the Fund’s summary section as requested.

Statement of Additional Information

25.	Pages 40 and 41 – Directors and Officers of the Fund

Comment: The Commission requests that the Registrant confirm that all public directorships of the directors of the Registrant are disclosed for five years pursuant to Item 17(a)(1) of Form N-1A.

Response: The Registrant confirms that the disclosures are accurate and complete per Item 17(a)(1).

Very truly yours,

/s/ Brian C. Poole

Brian C. Poole

Vice President and Senior Counsel

State Street Bank and Trust Company

EXHIBIT

Brian C. Poole

Vice President & Senior Counsel

State Street

4 Copley Place CPH 0326

Boston, MA 02116

617-662-1749

617-662-3805 (fax)

bcpoole@statestreet.com

Via EDGAR Correspondence

December 10, 2012

Mr. Chad Esklidsen

Division of Investment Management

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Nomura Partners Funds, Inc. (“Registrant”), SEC File No. 033-13863 and 811-001090, Post-Effective Amendment No. 45 to the Registrant’s Registration Statement on Form N-1A (“Amendment”)

Dear Mr. Esklidsen:

In connection with a response being made on behalf of the Registrant to comments you provided with respect to Post-Effective Amendment No. 45 to the Registrant’s registration statement filed on Form N-1A for the Registrant on September 26, 2012 (“Registration Statement”), the Registrant hereby acknowledges that:

•	the Registrant is responsible for the adequacy and the accuracy of the disclosure in the Registration Statement;

•

comments of the staff of the Securities and Exchange Commission (“SEC Staff”) or changes to disclosure in response to SEC Staff comments in the Registration Statement reviewed by the staff do not foreclose the Securities and Exchange Commission (“SEC”) from taking any action with respect to the Registration Statement; and

•	the Registrant may not assert SEC Staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

As indicated in the SEC’s June 24, 2004 release regarding the public release of comment letters and responses, you are requesting such acknowledgements from all companies whose filings are being reviewed and that this request and these acknowledgements should not be construed as suggesting that there is an inquiry or investigation or other matter involving the Registrant.

We hope that the foregoing is responsive to your request made on November 14, 2012. Please do not hesitate to contact the undersigned at 617-662-1749 if you have any questions concerning the foregoing.

Very truly yours,

/s/ Brian C. Poole

Brian C. Poole

Vice President and Senior Counsel

State Street Bank and Trust Company